ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED DECEMBER 14, 2005)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT No. 333-128871
Somaxon Pharmaceuticals, Inc.

MORGAN STANLEY	JPMORGAN
PIPER JAFFRAY
THOMAS WEISEL PARTNERS LLC

Common stock offered:	5,000,000 shares (excluding option to purchase up to 750,000 additional shares)
Price to public:	$11.00 per share
Proceeds to Somaxon:	$51,150,000 (excluding option to purchase up to 750,000 additional shares)
USE OF PROCEEDS
     We estimate that we will receive net proceeds of approximately $49.3 million from the sale of the shares of common stock offered in this offering, based on an initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $57.0 million.
     The principal purposes for this offering are to fund our development activities, including clinical trials for our three internal development programs, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, for general corporate purposes and to provide liquidity for our existing stockholders. We may spend a portion of the net proceeds on sales and marketing activities, general and administrative matters and on capital expenditures.
     We intend to use approximately $28 to $31 million of the net proceeds from this offering to fund research and development activities, including approximately $19 to $21 million to fund the continued clinical development of SILENOR™ and approximately $7 to $12 million to fund the further development of our other clinical development programs. However, due to the risks inherent in the clinical trial process and given the stage of development of our programs, we are unable to estimate with any certainty the total costs or when we will incur these costs in the continued development of our product candidates for potential commercialization. We anticipate that the net proceeds from this offering will allow us to complete the clinical trials necessary to support an NDA filing for SILENOR™. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
     Of the remaining $18 to $21 million of the net proceeds from this offering, we anticipate using approximately half to fund other regulatory and development activities and the other half to fund marketing, general and administrative expenses.

     We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments.
     The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our clinical drug programs and the amount and timing of revenues, if any, from our current or future collaborations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.
PARTICIPATION OF PRINCIPAL STOCKHOLDERS
     The following beneficial owners have purchased shares of our common stock in this offering, as described below:

			Percentage of
		Number of Shares	Shares Beneficially
	Number of Shares	Beneficially Owned	Owned after Giving
	Purchased in this	after Giving Effect	Effect to this
Beneficial Owner	Offering	to this Offering	Offering

Funds affiliated with MPM Capital, L.P.	500,000	4,001,680	22.2
Funds affiliated with Montreux Equity Partners LLC	75,000	1,344,447	7.5
     After this offering our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 69.1% of our common stock.

     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-584-6837 (retail investors) or 1-866-718-1649 (institutional investors).
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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